

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2020

Fabian Monaco
President and Director
Wolverine Partners Corp.
77 King Street West, Suite 400
Toronto-Dominion Centre
Toronto, ON M5K 0A1 Canada

> **Re: Wolverine Partners Corp.**
> **Offering Statement on Form 1-A**
> **Filed September 1, 2020**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed September 14, 2020**
> **File No. 024-11311**

Dear Mr. Monaco:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

Form 1-A filed September 1, 2020

Security Ownership of Management and Certain Securityholders, page 70

1. We note your revisions in response to prior comment 2. Please revise the table on page 70 to include the options granted to Mr. Hermiz as reflected in the options table on page 71, or advise. Please note that Item 12(b)(2) of Form 1-A requires presentation of the amount of equity securities each holder has the right to acquire within sixty days. Refer to Exchange Act Rule 13d-3(d)(1). In addition, it does not appear that your revised Summary and Risk Factor disclosure reflects the total voting power of Mr. Hermiz or Mayde, Inc. by virtue of their beneficial ownership of not just subordinate voting shares and the exchangeable units that are convertible into such, but also super voting shares and any options. In this regard, we note that although super voting shares are not convertible into

subordinate voting shares, they entitle the holder to 50 votes per super voting share held. Please revise the Summary and Risk Factor sections to accurately reflect the voting control each of these affiliates has.

You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Frank Borger Gilligan